

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

March 28, 2016

<u>Via E-mail</u>
Mr. Andrew G. Lampereur
Chief Financial Officer
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, Wisconsin 53051

      Re: **Actuant Corporation**
               Form 10-K for Fiscal Year Ended August 31, 2015
               Filed October 28, 2015
               File No. 1-11288

Dear Mr. Lampereur:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Terence O'Brien

                                     Terence O'Brien
                                     Accounting Branch Chief

                                     Office of Manufacturing and
                                     Construction